

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Stephen Stamp
Chief Executive Officer
Biodexa Pharmaceuticals Plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, UK

Re: Biodexa Pharmaceuticals Plc
Registration Statement on Form F-1
Filed October 6, 2023
File No. 333-274895

Dear Stephen Stamp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason McCaffrey, Esq.